02046801

INTEREP

Selling Today...Innovating for Tomorrow

2001 ANNUAL REPORT

ARIS

RECD S.E.C.
JUL 2 3 2002
1083

P.E.
12-31-01

PROCESSED
JUL 2 9 2002
THOMSON
FINANCIAL

INTEREP NATIONAL RADIO SALES INC

SERVICE • INNOVATION • GROWTH



THE "REP" Relationship

Interep serves as a radio representative for national radio advertising. Since there are over 10,000 commercial radio stations in the United States, most advertising agencies choose to work with a representation firm to facilitate buying radio time for its national clients. Interep is the link between its client radio stations, advertisers and advertising agencies. Interep commands a 55% share of national radio business within the 10 largest radio markets.


Radio Stations
Agencies
Advertisers

ABC Radio Sales

Allied Radio Partners

Cumulus Radio Sales

D&R Radio

Infinity Radio Sales

Interep Interactive

McGavren Guild Radio

MG/Susquehanna

Morrison & Abraham

Public Radio Network

SBS/Interep

The information contained in this annual report, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Interep's recent filings with the Securities and Exchange Commission.

COMPANY Profile

INTEREP is an advertising and marketing company that is the pre-eminent leader in the radio industry. We are the largest independent national spot radio representative, or "rep", firm in the United States. We provide innovative marketing solutions that help national and regional advertisers achieve their business goals with integrated media campaigns utilizing radio, the Internet, and other media.

Through its nine radio representation firms, Interep represents over 2,000 stations, including many of the nation's most prestigious broadcast groups. These include ABC/Disney, Citadel, Emmis Communications, Entercom, Infinity Broadcasting, Jefferson Pilot, Radio One and Susquehanna Radio.

Interep is also the parent company of Interep Interactive, the company's internet representation and web publishing division specializing in the sales and marketing of on-line advertising. Interep Interactive includes Winstar Interactive and Perfect Circle Media. Interep Interactive has built a solid reputation in the on-line advertising arena through its representation of premium quality content websites.

In addition, Interep owns Morrison and Abraham/Fort Grace Strategies, a sales consulting company that works with media clients to develop effective sales promotions. Through the services of Morrison and Abraham, Interep offers national advertisers a seamless marketing, advertising and promotional link to achieve local marketing goals.

We offer a variety of marketing support services to advertisers and advertising agencies, including: consumer and media research; sales and management training; promotional programs; and unwired radio "networks," which allow customers to create customized, multi-market radio buys with a single phone call. In addition, our client stations benefit from the Interep Marketing Group, which is devoted to bringing new advertisers into radio through integrated marketing campaigns.

Interep has 17 offices spanning the nation's major cities and advertising centers. The company also maintains offices in select corporate hubs, such as Cincinnati, Kansas City and Washington, D.C. Through its network of offices, Interep has built relationships with key regional marketing decision-makers that expand the revenue base for its client stations.

FINANCIAL Highlights

Commission Revenue and EBITDA Generated from Interep Client Stations

(Revenue and EBITDA in thousands of dollars)

Year Ended 12/31	2001	2000
Commission Revenue	$80,367	$99,812
Operating EBITDA*	$10,210	$23,403
Operating EBITDA Margin	12.7%	23.3%
After Tax Cash Flow Per Share	($0.49)	$1.60

*Operating EBITDA is operating income or loss before interest, taxes, depreciation and amortization and excludes contract termination revenue and a non-cash option re-pricing charge.

Dear Fellow Shareholders,

This past year was a challenging one for Interep, as for our nation. A weakened economy, the ensuing declines in national advertising, and the tragedies of September 11th, all took a temporary toll on our business. In 2001, our commission revenue was $80.4 million, down from our record commissions of 2000. Operating EBITDA was $10.2 million, excluding legal fees related to acquisitions, and severance costs from a company-wide cost-savings program.

Fortunately, 2002 is improving considerably over 2001 performance based on a recovery in the national advertising marketplace, as well as the improved efficiency of our company. The changes we made to streamline our organization, including early separation packages and higher productivity standards, have begun to pay off this year. That is why we're projecting an Operating EBITDA of $18-$19 million in 2002, with Operating EBITDA margins in the 22%-23% range, approaching our record margins reported in 2000.



Ralph C. Guild
Chairman of the Board
Chief Executive Officer

I would like to take this opportunity to thank our entire Interep team for their outstanding sales efforts during a difficult year. Despite the spending slowdown, they remained committed to delivering exceptional performance for our clients and customers. To replace the decline in ad spending by national radio advertisers, our sellers focused on identifying new business opportunities for our clients, and bringing new advertisers into our medium. This remains the best long-term strategy for both our company and our clients; the potential share growth for our medium is enormous.

Looking ahead, national advertising is showing clear signs of recovery, and Interep is a more effective and efficient company than it ever has been in our 50-year history. We are confident that both of these factors will benefit our clients and our shareholders, and create added value in the year ahead.

○ 2001 in Perspective

It is important to place the business setbacks of 2001 in perspective.

First of all, we must remember that the sharp declines reported for the national radio industry in 2001 are in comparison to 2000 – a phenomenal year for radio with record high revenue, fueled in part by unprecedented spending by the dot-com sector. In fact, pacing comparisons aside, 2001 was still the 2nd highest revenue year in radio's history, will total revenues topping $18 billion. This is even more impressive when you consider that radio revenue in 1993 was $9.5 million, or roughly half of last year's total dollars.

Second, it is important to remember that radio has an excellent long-term track record of revenue growth. In the past 55 years, there have only been 3 instances when radio revenue did not exceed that of the previous year, including 2001. Based on early signs of a 2002 recovery, it appears that last year's dip was again an anomaly, and radio is back on its growth track. In the long-term, radio continues to endure and rise above the economic tides because of its efficiency and effectiveness as an advertising medium.

56-Year Compound Annual Growth Rate (CAGR) = 8%

Radio advertising is now almost a $20 billion industry. The medium has seen impressive growth over the past decade, with revenue doubling since 1991.

Source: RAB



In millions of dollars
20,000
15,000
10,000
5,000
0
'45 '50 '60
'70
'80
'90
'01

○ Driving Industry Recovery

Back in 1991, the last time radio was faced with a recession, Interep launched its Radio 2000 marketing initiative, which focused on raising radio's share of advertising dollars above the 7% mark, where it had lingered for about 20 years. Radio 2000 was one of our most successful programs, helping to grow radio's share of advertising by 25% over the decade, and bringing almost $1 billion in new dollars to the medium.

Last year, when ad revenue once again began to decline after a decade of growth, we revitalized our commitment to new business development, calling the initiative Radio 20:20. As part of this commitment, we re-trained every one of our transactional radio sellers and sales managers in the fundamentals of business development. Part of this training included developing cold calling proficiency, understanding brand marketing challenges, and improving presentation skills. We also developed a presentation focusing on radio's marketing strengths, called Radio 20:20 / A Sound Media Investment, that to-date has been presented to hundreds of media decision-makers across the country. This effort has allowed us to form relationships with a number of advertisers who previously spent little or no money on radio, including Kellogg's, Pringles, Gallo, Smith Barney, IHOP, NASA, State Farm Insurance and a number of Procter and Gamble brands.

Despite the slowdown in ad sales last year, we did not hesitate to invest additional resources in our Radio 20:20 effort. We firmly believe that investing in marketing during times of recession increases sales and gains market share for our clients both during and after the slowdown. We saw this in 1991 with Radio 2000, and we are seeing it once again with Radio 20:20.

Last year, U.S. advertising expenditures totaled approximately $240 billion. Each tenth of a share point that we can re-direct toward radio would bring an additional $240 million to radio. For this reason, we continue to actively pursue new advertisers and larger budgets, and our goal is to grow radio's share of advertising dollars to 10% by 2010. Because radio appears to be recovering faster than other media, we believe that 2002 offers our industry an excellent chance to more our share closer toward that goal.

RADIO The Fastest Growing Medium


1996–2001 CAGR
6%
5%
3%
3%
8%
U.S. Advertising
GDP
Newspaper
Broadcast TV
Radio
ADVERTISING

Radio's growth outpaces other major advertising media, as well as the total US Advertising and the GDP growth. National advertising – Interep's focus – represents about 20% of the total revenue and is an industry of over $3 billion.

Source: McCann Erickson, RAB Analysis, Competitive Media Reporting/RER GDP Figures: Bureau of Economic Analysis (http://www.bea.gov)

○ Radio's Relevancy to Today's Consumers

Why do we believe that a higher share of ad dollars for radio is not only attainable, but also well deserved? Consider this – the average consumer spends 31% of daily media time with radio, yet radio receives only 8% of advertisers' dollars. We are committed to narrowing the gap between the allocation of consumers' media time, and the allocation of advertisers' media dollars.

Fortunately, we have a wonderful product to sell. Radio's relevancy to consumers is as strong as ever, and in many instances, actually growing.

For instance, the number of in-home media and entertainment options continues to burgeon and fragment. So, the ability to reach consumers outside the home in a relatively captive setting, whether in their cars or at their desks, has become increasingly important to marketers. Radio is one of the few media that can do this. In fact, 62% of all radio listening is done outside the home – 42% in the car, and 20% at work.

In addition, changes within the racial and ethnic composition of our country, as documented by the Census 2000, have augmented the need to speak to diverse communities. Because of its targeted formats, local community involvement and efficiency in reaching the "pockets" of high ethnic concentration throughout the country, radio has become a primary vehicle for advertisers targeting both Hispanic and African-American consumers.

Finally, the media landscape itself was changed dramatically just a few years ago with the mainstream adoption of consumer Internet services. Approximately 10% of consumers' media time is now spent on-line. Radio has been less negatively impacted than other media by this increased Internet usage. One reason for this is the complementary audio/visual nature of the two media. Research shows that 43% of Internet users listen to the radio while on-line – a higher percentage than engage in any other activity. Others reasons include complementary daypart usage, and again, the high percentage of radio listening done in the car.

○ Opportunities for Expansion

In order to take advantage of the natural synergies that occur between radio and the Internet, we increased our investment in the interactive space in 2001 with the acquisition of Perfect Circle Media and Winstar Interactive Media. Clearly, Interep Interactive, our on-line sales and marketing division, is a growing player in the interactive sales arena, an area that we feel has strong growth potential.

Last year, the Interep Marketing Group (IMG) – our business development arm that calls directly on advertisers – successfully implemented several integrated marketing campaigns using radio and the Internet. All signs indicate that integrated, results-focused media campaigns will become an increasingly important part of media sales and in greater demand by advertisers.

As we expand our company, we will continue to look for additional media partnerships and investments that will complement our existing business.

○ Outlook for the Year Ahead

We are increasingly optimistic about the year ahead. At this time, some six months into 2002, signs are pointing to a recovery. Bookings as compared to last year are positive, and we are seeing inventory tighten and rates increase in many markets. National radio appears to be back on track for single digit revenue growth.

On our part, we promise our clients and shareholders that we will continue our efforts to expedite national radio's recovery by every means possible. We our committed to exploring new marketing opportunities for our medium, providing unparalleled service to our customers, and responding to the evolving trends within the advertising community. For all of these reasons, as well as the general economic improvement thus far, we expect 2002 to be a year of growth and recovery for Interep.

Longer term, the outlook is even better. Interep remains the only independently-owned national radio representation firm in the industry – which, we believe, offers us an unrivaled growth opportunity. Our commitment to you – and to ourselves – is to leverage our market position to responsibly grow our business.

We learned a lot from the challenges of 2001. In the end, however, we emerged a stronger company – more efficient, better managed, and more focused on growing our core business.

On behalf of the Board of Directors, our company officers and our employee owners, I thank you for your continued support of Interep.

Ralph C. Guild
Chairman of the Board
Chief Executive Officer

"Our commitment to you – and to ourselves – is to leverage our market position to responsibly grow our business."

MARKET GROWTH Potential

Time Spent with Major Media/Average Week

Total Weekly Media Time = 8.7 Hours



Radio
30%
Television
51%
Internet
11%
Magazines
3%
Newspaper
5%

Ad Dollars Spent on Major Media 2001



Radio
13%
Television
42%
Internet
3%
Magazines
8%
Newspaper
34%

Predicted Change in Annual Hours Spent with Each Medium Per Consumer 2000-2005



70%
43%
37%
18%
-7%
-8%
-15%
Internet
Basic Cable–Satellite TV
Radio
Premium Cable–Satellite TV
Newspapers
Magazines
Broadcast TV

"We are committed to narrowing the gap between the allocation of consumers' media time and the allocation of advertisers' media dollars."

Media Consumption vs. Advertising Allocation

This is the way the typical adult spends his or her time each week with media.

About half of their media time is spent with cable, broadcast or satellite television, and one-third of their media time is spent listening to radio.

Source: April, 2001, Bates Media Scan, Bates USA Media Department, Adults 12-64.

Yet, between these five major media, advertisers spend just slightly more than 1 out of every $10 media dollars on radio. By narrowing the disconnect between advertisers' allocation of advertising dollars and consumers' allocation of their media time, radio stands to gain $240 million on each 1/10th of share point gain.

Source: Robert J. Coen, Universal McCann; Share of Media Dollars Spent on Radio, Broadcast & Cable TV, Magazine, Newspaper and Internet. Radio's frequently quoted 7% - 8% share of ad dollars refers to its share of total ad dollars for all media.

Radio Listening is on the Rise ...

Moreover, in the near future, consumers' radio listening is expected to increase – the only mature medium that can make this claim. This is another indicator of the growth potential for radio revenue.

Source: Veronis Suhler Communications Industry Forecast, 2001

"Fortunately, we have a wonderful product to sell. Radio's relevancy to consumers is strong as ever, and in many instances, actually growing."

STRENGTH of Radio

Internet Compatibility

The Internet has affected Americans' media usage.

Almost one quarter of on-line users said that they spend less time with television since they began using the Internet. While all traditional media was impacted – radio was the least affected, with only 9% saying that they listen to less radio as a result of on-line usage.

On the flip side, 11% of web users said that they listen to more radio. These figures prompted Media Life Magazine to declare "... radio could benefit most from the Internet revolution."

Source: Scarborough Research's National Internet Study, May 2001.

Media Usage Changes Among On-line Users

% of On-line Users who reported spending more or less time with each medium since using the internet



Usage Increased
Television 7%
Magazines 8%
Newspaper 9%
Radio 11%
-23%
-20%
-15%
-9%
Usage Decreased

Radio Listening by Location

Radio is one of the few media that follows consumers throughout their day. As in-home media options continue to proliferate, radio's ability to reach consumers out-of-home is a key marketing asset.

Radio's mobility also enhances the "recency" effect. This means that consumers are more likely to hear an advertiser's message at exactly the time they are in the purchasing cycle – for instance, driving to the shopping mall, or searching for a lunch spot.

RAB 2001/Radar, Monday-Sunday, 6a-12m.

Out-of-Home Presence



At-Home 36%
In-Car 42%
At Work & Other 22%

Ethnic Marketing Power

Census 2000 highlighted the changing ethnic and racial balance in the nation. More than 1 out of every 3 consumers in many major metros are now Hispanic or African-American. Radio does an exceptional job in reaching these communities. In fact, the Urban and Hispanic radio formats now rank 2nd and 3rd in share of total listeners among all U.S. radio formats.

Source: Radio Metro and Television Market Population Estimates, 2001-2002, Persons 12+

Ethnic/Racial Composition of Select Metros



Hispanic
African-American
Other
%
63
53
66
63
60
56
39
New York
Los Angeles
Chicago
Washington, DC
Dallas
Houston
Miami

Marketing Services

Interep Marketing Group

Interep's business development team helps advertisers and their agencies reach marketing objectives through integrated media companies using radio, the internet and other complementary media. The team's specially-trained Directors of Marketing work closely with advertisers to determine their objectives, then design and implement custom marketing packages to help meet – and exceed – those goals. Since 1992, this division has generated almost $1 billion new radio dollars for the industry, benefiting both Interep and our client stations.

Interep Networks

Based on a number of variables including formats, demographics, product consumption or lifestyle, Interep's network department assembles "unwired networks" of radio stations that match an advertiser's targeted consumers. This innovative concept offers the convenience of a wired network, with the flexibility, targetability and prime station line-ups of spot radio, making it a powerful tool for marketers to reach their target audience efficiently and effectively.

Promotion Marketing

Interep's Promotion Marketing group creates and executes promotions that generate larger shares and increased revenue for our clients. The group has orchestrated successful radio and Internet based promotions for hundreds of advertisers in a variety of industries, including health care, entertainment, food and automotive. This department assists in all aspects of a promotional campaign, from design and co-ordination, through implementation and follow-up evaluations.

RadioExchange

Developed by Interep in collaboration with the advertising and rep community, RadioExchange is designed to be the radio industry's eBusiness standard, connecting radio buyers with national sales representatives for radio stations. Interep and its advertising agency customers share the belief that the use of technology – specifically the Internet – as a means to streamline transactions in the media buying process is a natural and beneficial progression for our industry. RadioExchange is designed to automate clerical activity, saving time, preventing errors and enabling sellers and buyers to focus on the strategic collaboration essential for effective media buys. RadioExchange is an Internet-based data exchange system that permits the electronic transfer of critical information between ad agencies and their national reps, and between the national reps and their clients.

Research

Interep's innovative, sales-oriented research is the most cited in the industry. Our research team works closely with both clients and internal sellers to determine the best strategy to meet any given sales challenge. Interep Research also supports the Interep Marketing Group's efforts to generate new radio dollars. Interep's report series, focusing on a variety of media, consumer and marketing topics, is available for purchase on www.researchstore.com.

For a complete listing of additional services, please visit our website at www.interep.com.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
JUL 2 5 2002

FORM 10-K ARS

ARS

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 000-28395

INTEREP NATIONAL RADIO SALES, INC.

(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	13-1865151 (I.R.S. Employer Identification No.)
100 Park Avenue, New York, New York (Address of principal executive offices)	10017 (Zip Code)

(212) 916-0700
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act: None.
Securities registered under Section 12(g) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, par value $0.01 per share	Nasdaq National Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

As of March 25, 2002, the aggregate market value of the Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, held by non-affiliates of the registrant, based upon the last reported sale price for the registrant's Class A Common Stock on The Nasdaq Stock Market, as reported in the Wall Street Journal, was $23,803,690 (this excludes shares owned beneficially by directors, executive officers, the registrant's Employee Stock Ownership Plan or the registrant's Stock Growth Plan).

The number of shares of the registrant's Common Stock outstanding as of the close of business on March 25, 2002, was 5,060,237 shares of Class A Common Stock, and 4,164,389 shares of Class B Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's proxy statement to be used in connection with the 2002 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Throughout this Annual Report, when we refer to "Interep" or "the Company," we refer collectively to Interep National Radio Sales, Inc. and all of our subsidiaries unless the context indicates otherwise or as otherwise noted.

IMPORTANT NOTE REGARDING FORWARD LOOKING STATEMENTS

Some of the statements made in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not statements of historical fact, but instead represent our belief about future events. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are based on many assumptions and involve known and unknown risks and uncertainties that are inherently uncertain and beyond our control. These risks and uncertainties may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different than any expressed or implied by these forward-looking statements. Although we believe that the expectations in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should review the factors noted in "Management's Discussion and Analysis of Financial Condition and Results of Operation — Certain Factors That May Affect Our Results of Operations" for a discussion of some of the things that could cause actual results to differ from those expressed in our forward-looking statements.

PART I

Item 1. BUSINESS

General

Interep is the largest independent national spot radio representation or "rep" firm in the United States. We are the exclusive rep firm for over 2,000 radio stations nationwide, including radio stations owned by seven of the ten largest radio groups by revenue. Our market share in the ten largest U.S. radio markets (as defined by Arbitron) was an estimated 55% for 2001. We serve innovative radio station groups, while still meeting the needs of independent stations nationwide. We have grown to be a leader in radio by improving our clients' advertising revenues, acquiring station representation contracts, creating and acquiring other rep firms and offering advertisers creative marketing solutions to achieve their goals. Today, our solutions include not only radio, but the Internet.

Our 21 offices across the country enable us to serve our radio station clients and advertisers in all 50 states and portions of Mexico and Canada. We provide national sales representation for clients whose diverse formats include country, rock, sports, Hispanic, classical, urban, news, talk, oldies, adult contemporary, jazz, contemporary hits and public radio. We have developed strong relationships with our clients and the agencies and buying services that purchase advertising.

Interep is an advertising sales and marketing company that is a preeminent leader in the radio industry. We believe we can extend our success in radio to other types of media that we integrate into our roster of marketing and sales services. We have already incorporated the Internet into our service offerings, and believe that Internet advertising presents growth opportunities similar to those present in the early days of radio advertising. Our intention is to enable our clients to exploit the strong overlap in demographic composition and usage patterns between radio listeners and Internet users.

Radio stations generally retain national rep firms on an exclusive basis to sell national spot commercial air time on their stations to advertisers outside of their local markets. The station's own sales force handles sales of air time to local advertisers. National spot radio advertising is placed or "spotted" in one or more broadcast markets, in contrast to network advertising, which is broadcast simultaneously on network affiliated stations. National spot radio advertising typically accounts for approximately 20% of a radio station's revenues.

A rep firm promotes the benefits of buying advertising time on its client radio stations to advertising agencies and media buying services and arranges for the placement of specific advertisements. Rep firms generate revenues by earning commissions on the sale of advertising time on client stations. Radio stations outsource their national spot advertising sales to rep firms to benefit from the rep firm's professional sales staff, proprietary research and established relationships with advertisers and agencies.

We believe the following factors have contributed to our position as an industry leader in radio advertising and provide a strong foundation for further growth as an advertising sales and marketing services company:

Strong Relationships with Advertisers; National Presence. Our strong relationships with advertisers, advertising agencies and media buying services nationwide enable us to promote our client stations effectively and position us to present other types of media to them. We understand the markets and the advertisers' needs. We work closely with advertisers to help them develop and refine radio advertising strategies and to support their purchases of advertising time on our client stations. Our sales force is strategically located across the country to provide effective coverage of all major media buying centers. Our market leadership enhances our value to advertisers, increases our ability to sell air time for clients and allows us to package radio stations creatively to meet advertisers' special needs. We believe that our market leadership will enable us to integrate Internet advertising and other forms of advertising media into our business.

Innovative Solutions. We have pioneered a variety of innovative solutions for the radio industry. For example, we were the first to package and market unaffiliated portfolios of client stations by grouping them together as "unwired networks" to meet advertisers' particular needs. Unwired networks enable radio advertisers and advertising agencies to target specific groups or markets by placing advertisements on as few as two stations or as many as all of the over 2,000 stations represented by us. Advertising agencies and media buyers derive additional benefits from our unwired networks as we often perform research, scheduling, billing, payment, pre-analysis and post-analysis functions relating to the advertising time purchase. We also use promotions and specialized agency sales targeted at boutique agencies. We developed the use of dedicated radio sales representation firms, such as ABC Radio Sales and Infinity Radio Sales, which enable a client to benefit from our comprehensive services while still projecting its corporate identity to advertisers.

We Continue to Innovate. We are developing and testing RadioExchange(TM), an Internet-based system for enhancing communications among advertisers, rep firms and radio stations about air time inventory and order placement. Another example is Interep Interactive, which we organized in 1999 to focus on the Internet. In late 2000, we merged Interep Interactive with Cybereps, Inc., an independent Internet advertising firm in which we already had a minority interest. The combined company sells Internet advertising by serving as an intermediary between website operators and advertisers in need of suitable websites to communicate their messages. We also provide online marketing research on a secure basis to clients and advertisers.

Our Interep Marketing Group is another example of our proactive, innovative approach to sales. This Group advances the ongoing growth of radio advertising by focusing on advertisers who do not use or who underutilize radio advertising. The Group's sales force works with these advertisers to demonstrate how radio can help them achieve their goals and create marketing opportunities. We believe that the Group has contributed to the growth of radio advertising revenues in the aggregate and, by extension, our own growth.

Highly Skilled Sales Force and Sophisticated Sales Support. We have a highly skilled, professional sales force. Our sales force has a team-oriented approach to sales, marketing and client relationships instilled through incentive programs and the continuous, in-house training programs of the Interep Radio University. Most of our professional employees spend approximately two weeks each year in the Interep Radio University and receive training from both staff members and instructors from leading marketing and management education programs. We support our sales efforts with sophisticated media research, including a proprietary nationwide database. This research enables us to profile for advertisers the relevant characteristics of the audiences of our clients, to assist them in reaching their target audiences. We also provide concept development and sales promotion services, such as advertising support, merchandising and sales incentive programs, which enable us to suggest promotional campaigns, including partnerships with other advertising media.

Experienced Management Team. We have an experienced and entrepreneurial management team, headed by our Chief Executive Officer, Ralph C. Guild, a recognized leader and innovator in the radio industry. Our senior sales management have an average of over 25 years of industry experience and significant equity ownership in Interep.

Cross Marketing. Our strong relationships with advertisers places us in a unique position to offer all of our marketing services to them. The Interep Marketing Group works closely with our radio and Internet sales forces to cross-market Internet advertising with radio and to reach potential radio advertisers who currently advertise over other media. We intend to leverage our ability to cross-market as we incorporate other advertising media into the services we offer our advertisers.

Independence. We are a publicly owned company. We believe that our independence reduces perceived conflicts of interest in our sales efforts on behalf of our clients.

Strategic Investments. We have made investments in Internet advertising. We will continue to consider strategic investments or acquisitions in our industry and in new media to improve our market share and to better leverage our marketing capabilities.

Clients

Our client radio stations generally retain us on an exclusive basis through written agreements. These rep contracts generally provide for an initial term followed by an "evergreen" period, meaning that the contract term continues until canceled following 12 months' prior notice. If the client terminates the contract without cause, the rep contracts generally provide for termination payments equal to the estimated commissions that would have been payable to the rep firm during the remaining portion of the term and the evergreen period, plus two months. For example, if a contract with an initial term of five years and a one-year evergreen period is canceled after three years, we would be compensated in an amount equal to 38 months of commissions: 24 months for the remaining term, 12 months for the evergreen notice period, plus two "spill over" months. "Spill over" commissions are those earned on advertising placed or committed to prior to the contract termination but broadcast later. It is customary in the industry for the successor rep firm to make this payment. However, certain contracts representing material revenues permit clients in certain circumstances to terminate their agreements with less than 12 months' notice and pay termination and evergreen payments over shorter periods of time.

For the year ended December 31, 2001, no station or station group, other than Infinity, accounted for more than 10 percent of our commission revenues.

Competition

Our success in radio advertising sales depends on our ability to acquire and retain representation contracts with radio stations. The media representation business is highly competitive, both in the competition for clients and in the sale of air time to advertisers. Our only significant competitor in the national spot radio representation industry is Katz Media Group, Inc., a subsidiary of Clear Channel Communications, Inc., a major media company. We also compete with other independent and network media representatives, direct national advertisers, national radio networks, syndicators and other brokers of radio advertising. Moreover, on behalf of our clients, we compete for advertising dollars with other media such as broadcast and cable television, newspapers, magazines, outdoor and transit advertising, Internet advertising, point-of-sale advertising and yellow pages directories. Certain of our competitors have greater financial and other resources than we do, and such resources may provide them with a competitive advantage in competing for client stations or advertising expenditures.

The change of ownership of a client station frequently results in a change of representation firm. The pace of consolidation in the radio industry has increased as a result of the Telecommunications Act of 1996, resulting in larger station groups. The resulting increase in the number of ownership changes of radio stations has increased the frequency of the termination or buyout of representation contracts. Further, as station groups have become larger, they have gained bargaining power with representation firms over rates and terms. As a result, we continually compete for both the acquisition of new client stations as well as the maintenance of existing relationships.

We believe that our ability to compete successfully is based on:

- the number of stations and the inventory of air we represent;
- our strong relationships with advertisers;
- the experience of our management and the training and motivation of our sales personnel;
- our past performance;
- our ability to offer unwired networks;
- our use of technology; and
- our research and marketing services for clients and advertisers.

We believe that we compete effectively, in part, through our employees' knowledge of, and experience in, our business and industry and their long standing relationships with clients.

Employees

As of December 31, 2001, we employed approximately 540 employees, substantially all of whom were sales-related personnel. None of our employees are represented by a union. We believe that our relations with our employees are excellent.

Executive Officers

The following table sets forth certain information regarding our executive officers:

Name	Age	Positions
Ralph C. Guild	74	Chairman of the Board and Chief Executive Officer; Director
Marc G. Guild	52	President, Marketing Division; Director
William J. McEntee, Jr.	59	Vice President and Chief Financial Officer

All executive officers are appointed for terms of one year.

Ralph C. Guild has been Chairman of the Board and Chief Executive Officer of the Company since 1986, and has served as a director of the Company since 1967. He has been employed by the Company or its predecessors since 1957 in various capacities. In November 1991, Mr. Guild became one of the first inductees into the Broadcasting Hall of Fame. Mr. Guild serves on the Boards of Trustees of the Museum of Television & Radio, the Center for Communications and the University of the Pacific. In April 1998, Mr. Guild received the Golden Mike Award from the Broadcasters Foundation for outstanding contributions to the radio industry. In March 2001, Mr. Guild received the International Radio & Television Society's Golden Medal Award.

Marc G. Guild has been President, Marketing Division, of the Company since November 1989, and has served as a director of the Company since 1989. He was Executive Vice President of Network Sales/Operations of the Company from 1986 to 1989. Mr. Guild has been employed by the Company or its predecessors since 1972 in various capacities. As President of our Marketing Division, Mr. Guild plays a key role in the Company's sales and marketing programs, the Interep Radio University and the Company's research and technology divisions and also oversees the Company's regional executives. Mr. Guild serves on the Board of Directors of the International Radio and Television Foundation. Marc Guild is the son of Ralph Guild.

William J. McEntee, Jr. has been Vice President and Chief Financial Officer of the Company since March 1997. Mr. McEntee serves in such positions pursuant to a Services Agreement between the Company and Media Financial Services, Inc. Mr. McEntee was Chief Financial Officer at Sudbrink Broadcasting in West Palm Beach, Florida, from 1971 through 1994. Mr. McEntee owned and managed WCEE-TV in Mt. Vernon, Illinois from 1994 until selling the station in 1996. Mr. McEntee currently owns WIOJ-AM in Jacksonville, Florida. He is a certified public accountant and formerly served as an audit manager for Arthur Andersen & Co.

About Us

Interep National Radio Sales, Inc. is a New York corporation founded in 1953. Our principal executive offices are located at 100 Park Avenue, New York, New York 10017. Our telephone number is (212) 916-0700, and our Internet address is *www.interep.com.*

Financial Information

Please refer to our financial statements in this Report commencing on page F-1 for information regarding our results of operations. Substantially all of our revenues are generated in, and our long-lived assets are located in, the United States.

Item 2. PROPERTIES

We lease approximately 128,000 square feet of office space in 15 cities throughout the United States. Our principal executive offices are located at 100 Park Avenue, New York, New York, where we occupy 38,400 square feet under a lease, which expires in March 2005. We believe that our office premises are adequate for our foreseeable needs.

Item 3. LITIGATION

We are involved in a number of judicial and administrative proceedings (including those described below) concerning matters arising in connection with the conduct of our business. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition.

Katz Media Group, Inc., our principal competitor, and certain of its subsidiaries (together, "Katz"), instituted separate actions against four of our radio station clients in the New York Supreme Court, County of New York, from 1999 to 2001. In each case, our client (or its predecessor) was formerly represented by Katz, and Katz sued for monetary damages for alleged breaches of the representation agreement between Katz and the client stemming from the termination of the agreement by the client when it opted to retain us as its rep firm. In each case, we had agreed to indemnify our client against any liabilities that may arise from such termination, including customary termination payments and the costs of the litigation. The dispute in each case primarily concerned whether termination payments were owed to Katz, and, if so, the amount of such payments. The parties have entered into an agreement in principle to settle this litigation. The terms of the settlement provide that various contract termination payments payable by both parties to each other will be offset, leaving a balance payable by Interep to Katz, which will be paid in installments through 2005.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

We listed our Class A Common Stock for quotation on the Nasdaq National Market on December 9, 1999. The Class A Common Stock trades under the symbol "IREP." On March 25, 2002, the last sale price of the Class A Common Stock on the Nasdaq National Market was $4.50 per share. The following table sets forth the range of high and low closing prices for our Class A Common Stock for the periods indicated. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Quarter	High	Low
First Quarter 2000	$15.00	$6.69
Second Quarter 2000	$ 7.50	$5.31
Third Quarter 2000	$ 6.75	$3.13
Fourth Quarter 2000	$ 4.00	$2.75
First Quarter 2001	$ 6.06	$3.38
Second Quarter 2001	$ 5.80	$2.38
Third Quarter 2001	$ 7.20	$2.75
Fourth Quarter 2001	$ 5.14	$2.30

As of March 25, 2002, there were approximately 132 holders of record of our Class A Common Stock. We believe that there are approximately 1,100 beneficial owners of our Class A Common Stock.

Dividend Policy

We have not paid any dividends on our common stock in the past two years, and we do not intend to pay any cash dividends on our common stock in the foreseeable future. Moreover, the terms of the documents governing our indebtedness prohibit the payment of cash dividends on our common stock. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" for additional information.

Recent Sales of Unregistered Securities

On April 25, 2000, Interep granted options to acquire an aggregate 775,300 shares of common stock to certain employees of Interep at a per share exercise price of $8.87 (subsequently decreased to $2.81). Of those options granted, Messrs. Ralph Guild, Marc Guild and William McEntee received options to acquire 125,000, 40,000 and 40,000 shares, respectively.

On June 29, 2001, Interep sold 308,641 shares of Class B Common Stock to the Interep Stock Growth Plan at a price per share of $4.86 for an aggregate purchase price of $1,500,000. The purchase price was determined based on the trailing 20 trading-day average of Interep's Class A Common Stock. One share of Class B Common Stock is convertible into one share of Class A Common Stock.

On September 1, 2001, Interep sold 142,450 shares of Class B Common Stock to the Interep Stock Growth Plan at a purchase price per share of $3.51 for an aggregate purchase price of $500,000. The share price was determined in the same manner as it was for the June 2001 issuance.

On December 30, 2001, Interep sold 229,239 shares of Class B Common Stock to the Interep Stock Growth Plan at a purchase price per share of $3.42 for an aggregate purchase price of $783,997. The share price was determined in the same manner as it was for the June 2001 issuance.

The issuances of the above securities were intended to be exempt from registration under the Securities Act in reliance on Section 4(2) thereof as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the share certificates, warrants and options issued in such transactions. We believe that all recipients had adequate access, through their relationships with the registrant, to information about the registrant.

On December 9, 1999, Interep's Articles of Incorporation were amended and restated so that (i) the number of authorized shares of common stock was increased from 1,000,000 to 30,000,000 (20,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock) and (ii) each outstanding share of common stock was converted into 20.896 shares of Class B Common Stock. This transaction was conducted in reliance on the exemption from registration under the Securities Act of 1933 provided by Section 3(a)(9) thereof.

Item 6. SELECTED FINANCIAL DATA

The following table contains selected consolidated financial information derived from our audited consolidated financial statements set forth elsewhere in this Form 10-K or in Forms 10-K previously filed with the SEC, and you should review the data in the table below in conjunction with those audited consolidated financial statements and the notes thereto. The following tables summarize certain consolidated financial data derived from the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except share data)				
Statement of Operations Data:					
Commission revenues	$ 81,128	$ 100,599	$ 96,540	$ 87,735	$ 87,096
Contract termination revenue	21,431	7,171	6,838	37,221	26,586
Total revenues	102,559	107,770	103,378	124,956	113,682
Operating expenses:					
Selling, general and administrative expenses	77,707	77,731	78,774	73,482	75,676
Depreciation and amortization expense	36,673	26,448	32,717	36,436	28,954
Total operating expenses	114,380	104,179	111,491	109,918	104,630
Operating (loss) income	(11,821)	3,591	(8,113)	15,038	9,052
Interest expense, net	9,416	7,796	10,213	6,744	3,779
Loss on equity investment	3,340	378	—	—	—
Other income	(236)	—	—	—	—
(Loss) income before (benefit) provision for income taxes	(24,341)	(4,583)	(18,326)	8,294	5,273
(Benefit) provision for income taxes	(4,486)	(1,678)	(6,148)	3,446	2,359
Net (loss) income	(19,855)	(2,905)	(12,178)	4,848	2,914
Preferred stock dividend requirements and redemption premium	—	—	—	5,031	1,590
Net (loss) income applicable to common shareholders	$ (19,855)	$ (2,905)	$ (12,178)	$ (183)	$ 1,324
Basic (loss) earnings per common share	$ (2.28)	$ (0.31)	$ (1.97)	$ (0.03)	$ 0.18
Basic weighted average common shares outstanding	8,715,129	9,306,826	6,182,191	6,743,803	7,476,228
Diluted (loss) earnings per common share	$ (2.28)	$ (0.31)	$ (1.97)	$ (0.03)	$ 0.17
Diluted weighted average common shares outstanding	8,715,129	9,306,826	6,182,191	6,743,803	7,663,874

	December 31,				
	2001	2000	1999	1998	1997
			(in thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$ 11,502	$ 23,681	$ 66,725	$ 32,962	$ 1,419
Marketable securities	—	9,965	—	—	—
Working capital	41,499	54,634	87,134	66,111	31,516
Total assets	179,729	221,544	226,320	184,508	141,030
Long-term debt (including current portion)	99,000	99,000	100,000	100,103	44,425
Redeemable preferred stock	—	—	—	—	6,924
Redeemable common stock	—	—	—	—	4,522
Stockholders' equity (deficit)	4,290	20,570	33,486	(1,222)	(1,609)

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based upon and should be read in conjunction with the previous section, Selected Financial Data, and our Consolidated Financial Statements, including the notes thereto, which begin on page F-1.

Overview

We derive a substantial majority of our revenues from commissions on sales by us of national spot radio advertising airtime for the radio stations we represent. Generally, advertising agencies or media buying services retained by advertisers purchase national spot advertising time. We receive commissions from our client radio stations based on the national spot radio advertising billings of the station, net of standard advertising agency and media buying services commissions. We enter into written representation contracts with our clients, which include negotiated commission rates. Because commissions are based on the prices paid to radio stations for spots, our revenue base is essentially adjusted for inflation.

Our operating results generally depend on:

- changes in advertising expenditures;
- increases and decreases in the size of the total national spot radio advertising market;
- changes in our share of this market;
- acquisitions and terminations of representation contracts; and
- operating expense levels.

The effect of these factors on our financial condition and results of operations varies from period to period.

A number of factors influence the performance of the national spot radio advertising market, including, but not limited to, general economic conditions, consumer attitudes and spending patterns, the amount spent on advertising generally, the share of total advertising spent on radio and the share of total radio advertising represented by national spot radio. In this regard, we, like other media businesses, were adversely affected by a slowing economy generally, and the events of September 11, 2001, in particular, which we believe contributed to a decrease in the amount spent on advertising in 2001.

Our share of the national spot advertising market changes as a result of increases and decreases in the amount of national spot advertising broadcast by our clients. Moreover, our market share increases as we acquire representation contracts with new client stations and decreases if current client representation contracts are terminated. Thus, our ability to attract new clients and to retain existing clients significantly affects our market share.

The value of representation contracts that have been acquired or terminated during the last few years has tended to increase due to a number of factors, including the consolidation of ownership in the radio broadcast industry following the passage of the Telecommunications Act of 1996. In recent years, we have increased our representation contract acquisition activity, and we have devoted a significant amount of our resources to these acquisitions. At the same time, we have received an increased amount of contract termination revenue. We base our decisions to acquire a representation contract on the market share opportunity presented and an analysis of the costs and net benefits to be derived. We continuously seek opportunities to acquire additional representation contracts on attractive terms, while maintaining our current clients. Our ability to acquire and maintain representation contracts has had, and will continue to have, a significant impact on our revenues and cash flows.

We recognize revenues on a contract termination as of the effective date of the termination. When a contract is terminated, we write off in full the unamortized portion, if any, of the cost we originally incurred on our acquisition of the contract. When we enter into a representation contract with a new client, we amortize the contract acquisition cost in equal monthly installments over the life of the new contract. As a result, our operating income is affected, negatively or positively, by the acquisition or loss of client stations. We are unable to forecast any trends in contract buyout activity, or in the amount of revenues or expenses that will likely be associated with buyouts during a particular period. Generally, the amount of revenue resulting from the buyout of a representation contract depends on the length of the remaining term of the contract and the revenue generated under the contract during the 12-month "trailing period" preceding the date of termination. The amount recognized by us as contract termination revenue in any period is not, however, indicative of contract termination revenue that may be realized in any future period. Historically, the level of buyout activity has varied from period to period. Additionally, the length of the remaining terms, and the commission revenue generation, of the contracts which are terminated in any period vary to a considerable extent. Accordingly, while buyout activity and the size of buyout payments has increased since 1996, their impact on our revenues and income is expected to be uncertain, due to the variables of contract length and commission generation.

During 1999, we entered the Internet advertising business. Revenues and expenses from this business are affected by the level of advertising on the Internet generally, the prices obtained for advertising on the Internet and our ability to obtain contracts from high-traffic Internet websites and from Internet advertisers. In December 2000, we merged our Interep Interactive business with Cybereps, Inc., an Internet advertising and marketing firm in which we had a minority interest, in exchange for a majority interest in the combined enterprise. See a further discussion of our Internet investments in "Liquidity and Capital Resources", below.

Our selling and corporate expense levels are dependent on management decisions regarding operating and staffing levels, our commission income and inflation. Selling expenses represent all costs associated with our marketing, sales and sales support functions. Corporate expenses include items such as corporate management, corporate communications, financial services, advertising and promotion expenses and employee benefit plan contributions.

Our business generally follows the pattern of advertising expenditures. It is seasonal to the extent that radio advertising spending increases during the fourth calendar quarter in connection with the Christmas season and tends to be weaker during the first calendar quarter. Radio advertising also generally increases during the second and third quarters due to holiday-related advertising, school vacations and back-to-school sales. Additionally, radio tends to experience increases in the amount of advertising revenues as a result of special events such as political election campaigns. Furthermore, the level of advertising revenues of radio stations, and therefore our level of revenues, is susceptible to prevailing general and local economic conditions and the corresponding increases or decreases in the budgets of advertisers, as well as market conditions and trends affecting advertising expenditures in specific industries.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Commission revenues. Commission revenues for 2001 decreased approximately 19.4% to $81.1 million from $100.6 million for 2000. This $19.5 million decrease was primarily a result of an overall decline in the advertising market, including cancellations resulting from the events of September 11, 2001, as well as the substantial reduction in advertising by Internet companies. Moreover, 2001 had 52 broadcast weeks, as compared to 53 weeks in 2000, although the extra week, which fell between Christmas and New Year's day, is traditionally a very slow period for national spot radio advertising.

Contract termination revenue. Contract termination revenue in 2001 increased $14.2 million to $21.4 million from $7.2 million in 2000. This 197% increase was primarily attributable to the settlement in May 2001 of our dispute regarding the amount due us as contract termination revenue from the termination of our representation contract with Clear Channel in December 1999. Excluding this settlement, contract termination revenue decreased 54% from 2000. During 2001, approximately 118 stations terminated representation contracts with us, which had generated an aggregate of approximately $0.8 million of commission revenue during their 12-month trailing periods.

Selling expenses. Selling expenses for 2001 decreased to $65.6 million from $66.4 million during 2000. This decrease of $0.8 million, or approximately 1.2%, would have been significantly larger (approximately 8%) due to the related decrease in commission revenue, if not for an offset of $3.5 million in restructuring charges and $0.7 million in non-cash compensation charges on stock option incentives. In 2001, we implemented a strategic restructuring program in response to difficult economic conditions and to further support our competitive position. The restructuring charges are primarily comprised of termination benefits for approximately 53 employees. We believe the restructuring effort will contribute to improved future operating performance.

General and administrative expenses. General and administrative expenses increased by $0.8 million to $12.1 million for 2001 from $11.3 million for 2000. This 7.1% increase was primarily due to the legal expense incurred in connection with the Clear Channel settlement.

Depreciation and amortization expense. Depreciation and amortization expense increased to $36.7 million, or 39.0%, for 2001, from $26.4 million in 2000. The amortization of costs associated with acquiring representation contracts is included in depreciation and amortization. The increase of $10.3 million was primarily due to the write-off of $6.6 million of deferred costs relating to our purchase of the Clear Channel representation contract in 1996. As is our practice, we wrote off this balance of deferred costs in 2001 on the settlement of the termination of the Clear Channel contract.

We acquired representation contracts with approximately 153 new radio stations in 2001. We believe these contracts generated an aggregate of $1.7 million of commission revenues during their 12-month trailing periods prior to their acquisition. Also, in 2001, we recorded an impairment to goodwill of $2.4 million pertaining to our initial investments in Cybereps.

Operating income (loss). Operating income decreased by $15.4 million, to a loss of $11.8 million for 2001, compared with operating income of $3.6 million in 2000, for the reasons discussed above.

Interest expense, net. Interest expense, net increased $1.6 million, or 20.5%, to $9.4 million for 2001, from $7.8 million for 2000. This increase primarily resulted from a decrease of interest received on cash reserves, which partially offsets interest payable on our Senior Subordinated Notes.

Loss on equity investment. In 2001, the loss on equity investment includes our share of losses incurred by Cybereps prior to the consolidation of its operations in October 2001. It also includes a writedown of $1.9 million in the cost basis of privately held investments primarily in the Internet advertising industry.

Benefit for income taxes. The benefit for income taxes for 2001 increased $2.8 million, or 164.7%, to $4.5 million, compared to $1.7 million for 2000, as a result of the increase in loss before taxes. A valuation allowance was recorded in 2001 due to an uncertainty of realizing our net deferred tax assets in future periods.

Net loss. Our net loss of approximately $19.9 million for 2001, a $17.0 million increase from the $2.9 million net loss for 2000, was due to the reasons discussed above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Commission revenues. Commission revenues for 2000 increased approximately 4.2% to $100.6 million from $96.5 million for 1999. This $4.1 million increase was primarily attributable to increased sales of national spot advertising on client stations and commissions generated by new representation contracts, offset, in part, by the loss of commission revenues from terminated contracts, principally those with stations owned by Clear Channel, which were terminated in December 1999. Our revenues in 2000 increased only minimally from the fact that 2000 had 53 weeks, as compared to 52 weeks in 1999, for radio broadcast purposes, as the extra week, falling between Christmas and New Year's day, is traditionally a very slow period for national spot radio advertising.

Contract termination revenue. Contract termination revenue in 2000 increased $0.4 million to $7.2 million from $6.8 million in 1999. This 5.8% increase was primarily attributable to the slightly greater residual value of contracts terminated during 2000 than in 1999. The value of representation contracts acquired or terminated during the last few years has generally tended to increase due to the factors discussed in "Overview" above. Nevertheless, it remains difficult to predict whether contract termination revenue will increase or decrease in a particular year and its impact on overall revenue is expected to continue to be uncertain, due to the variables of contract length and commission generation. During 2000, approximately 200 client stations terminated representation contracts with us, which had generated an aggregate of approximately $1.5 million of commission revenue during their 12-month trailing periods. The amount of contract termination revenue from the termination of the Clear Channel representation contract in December 1999 had not been determined when our 2000

Annual Report on Form 10-K was issued. In May 2001, we entered into an agreement with Clear Channel that established their contract termination obligation to us at approximately $18.1 million. See "Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 — Contract termination revenue", above.

Selling expenses. Selling expenses for 2000 decreased to $66.4 million from $68.0 million during 1999. This decrease of $1.6 million, or approximately 2.3%, was primarily attributable to a cost reduction program implemented in the third quarter of 2000, offset in part by employee compensation increases associated with the growth in commission revenues.

General and administrative expenses. General and administrative expenses increased by $0.5 million to $11.3 million for 2000 from $10.8 million for 1999. This 5.0% increase primarily reflects new expenses related to our becoming a public company.

Depreciation and amortization expense. Depreciation and amortization expense decreased to $26.4 million, or 19.2%, for 2000, from $32.7 million in 1999. The amortization of costs associated with acquiring representation contracts is included in depreciation and amortization. This decrease of $6.3 million was primarily due to the completion of the amortization of certain representation contracts. We acquired representation contracts with approximately 320 new radio stations in 2000. We believe these contracts generated an aggregate of approximately $5.3 million of commission revenues during their 12-month trailing periods prior to their acquisition.

Operating income (loss). Operating income increased by $11.7 million, to income of $3.6 million for 2000 compared with an operating loss of $8.1 million in 1999. The largest factor contributing to this increase was the decrease in depreciation and amortization charges referred to above.

Interest expense, net. Interest expense, net decreased $2.4 million, or 23.7%, to $7.8 million for 2000, from $10.2 million for 1999. This decrease primarily resulted from interest received on cash reserves, which partially offset interest payable on our Senior Subordinated Notes.

Provision (benefit) for income taxes. The benefit for income taxes for 2000 declined $4.4 million, or 72.7%, to $1.7 million, compared to $6.1 million for 1999, as a result of the lower loss before taxes.

Net loss. Our net loss of approximately $2.9 million for 2000, a $9.3 million decrease from the $12.2 million net loss for 1999, was due to the reasons discussed above.

Liquidity and Capital Resources

Cash provided from operations and financing transactions has primarily funded our cash requirements. On December 9, 1999 we completed our initial public offering, which resulted in net proceeds of $46.8 million. As of December 31, 2001, we had cash and cash equivalents of $11.5 million and working capital of $41.5 million.

Cash provided by operations during 2001 amounted to $11.2 million, as compared to $16.3 million and $27.4 million for the years ended 2000 and 1999, respectively. These fluctuations were primarily attributable to contract terminations and changes in working capital components.

Net cash provided by investing activities during 2001 amounted to $9.3 million, primarily from the sale of marketable securities offset by capital expenditures. Capital expenditures totaled $0.7

million, $0.8 million and $2.9 million for 2001, 2000 and 1999, respectively, primarily for office and computer equipment. Investments in private companies amounted to $4.8 million and $5.7 million for 2000 and 1999, respectively, and consisted of minority equity positions in Internet advertising firms. In December 1999, Ralph Guild acquired shares in one of such firms, Cybereps, Inc., from one of its founders at a price higher than we paid. In February 2000, we invested an additional $1.14 million in Cybereps on the same terms as our initial investment, and in December 2000, we acquired a majority interest in Cybereps through a merger of our Interep Interactive business with Cybereps and an additional investment of $3 million to the combined business.

We evaluated the carrying value of our investments in such Internet advertising firms and during 2001 recognized an impairment of $2.4 million on the goodwill resulting from the Cybereps investment and $1.9 million on the carrying value of the other privately held investments. As part of the evaluation, we considered, among other factors, the business plans of these firms, the quality and effectiveness of their management teams, their liquidity and capital resource positions, and their business relationships with third parties. There can be no assurance that circumstances affecting these investments, their businesses and the markets in which they operate will not change in a manner which would lead to a conclusion in a future period that an additional impairment had occurred.

Cash used for financing activities of $32.6 million during 2001 consisted primarily of $35.5 million for acquisitions of representation contracts, offset by $2.9 million of proceeds from the issuance of Class B common stock to our Stock Growth Plan. Cash used for financing activities of $43.9 million during 2000 consisted primarily of $32.2 million for acquisitions of representation contracts and $10.5 million to purchase our stock in the open market. Cash provided by financing activities during 1999 was $15.0 million resulting from the proceeds of our initial public offering, offset by cash used for acquisitions of station representation contracts.

In general, as we acquire new representation contracts, we use more cash and, as our contracts are terminated, we receive additional cash. For the reasons noted above in "Overview," we are not able to predict the amount of cash we will require for contract acquisitions, or the cash we will receive on contract terminations, from period to period.

We do not have any written options on non-financial assets, nor do we have any special-purpose entities. We have not guaranteed any obligations of any of our unconsolidated investments.

In July 1998 we issued 10% Senior Subordinated Notes in the aggregate principal amount of $100.0 million due July 1, 2008. Interest on the Senior Subordinated Notes is payable in semi-annual payments of $5.0 million. The Senior Subordinated Notes, while guaranteed by our subsidiaries, are unsecured and are junior to certain indebtedness. We used a portion of the net proceeds from the issuance of the Senior Subordinated Notes to repay the then outstanding balance of our bank debt. Additionally, we redeemed all of the outstanding shares of our Series A preferred stock and Series B preferred stock, together with all of the associated shares of common stock then subject to redemption.

We issued the Senior Subordinated Notes under an indenture that limits our ability to engage in various activities. Among other things, we are generally not able to pay any dividends to our stockholders, other than dividends payable in shares of common stock; we can only incur additional indebtedness under limited circumstances; and certain types of mergers, asset sales and changes of control either are not permitted or permit the note holders to demand immediate redemption of their Senior Subordinated Notes.

The Senior Subordinated Notes may not be redeemed by us prior to July 1, 2003, except that we may redeem up to 30% of the Senior Subordinated Notes with the proceeds of equity offerings. If certain events occurred which would be deemed to involve a change of control under the indenture, we would be required to offer to repurchase all of the Senior Subordinated Notes at a price equal to 101% of their aggregate principal, plus unpaid interest.

We believe that the liquidity resulting from our initial public offering in December 1999 and the transactions described above, together with anticipated cash from continuing operations, should be sufficient to fund our operations and anticipated needs for required representation contract acquisition payments, and to make the required 10% annual interest payments on the Senior Subordinated Notes, for at least the next 12 months. We may not, however, generate sufficient cash flow for these purposes or to repay the notes at maturity. In this regard, we believe that the cost-saving restructuring we implemented in 2001 should contribute to an improvement in cash flow. Moreover, the improvement in radio advertising pacings experienced in the first quarter of 2002 may be indicative of an improving revenue trend that should also have a positive effect on liquidity and cash flow. At the same time, we are currently seeking additional debt and equity financing to enhance our working capital position.

Our ability to fund our operations and required contract acquisition payments and to make scheduled principal and interest payments will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may also need to refinance all or a portion of the notes on or prior to maturity. There can be no assurance that we will be able to effect any such refinancing on commercially reasonable terms, if at all.

Certain Factors That May Affect Our Results of Operations

The following factors are some, but not all, of the variables that may have an impact on our results of operations:

- Changes in the ownership of our radio station clients, in the demand for radio advertising, in our expenses, in the types of services offered by our competitors, and in general economic factors may adversely affect our ability to generate the same levels of revenue and operating results.
- Advertising tends to be seasonal in nature as advertisers typically spend less on radio advertising during the first calendar quarter.
- The terrorist attacks that occurred in New York City and Washington, D.C., on September 11, 2001, and the subsequent military actions taken by the United States and its allies in response, have caused significant uncertainty. While the consequences of these events are uncertain, we believe that they have likely had a material adverse effect on general economic conditions, consumer confidence, advertising and the media industry and may continue to do so in the future.
- The termination of a representation contract will increase our results of operations for the fiscal quarter in which the termination occurs due to the termination payments that are usually required to be paid, but will negatively affect our results in later quarters due to the loss of commission revenues. Hence, our results of operations on a quarterly basis are not predictable and are subject to significant fluctuations.
- We depend heavily on our key personnel, including our Chief Executive Officer Ralph C. Guild and the President of our Marketing Division Marc Guild, and our inability to retain them could adversely affect our business.

- We rely on a limited number of clients for a significant portion of our revenues.
- Our significant indebtedness from our Senior Subordinated Notes may burden our operations, which could make us more vulnerable to general adverse economic and industry conditions, make it more difficult to obtain additional financing when needed, reduce our cash flow from operations to make payments of principal and interest and make it more difficult to react to changes in our business and industry.
- We may need additional financing for our future capital needs, which may not be available on favorable terms, if at all.
- Competition could harm our business. Our only significant competitor is Katz Media Group, which is a subsidiary of a major radio station group that has significantly greater financial and other resources than do we. In addition, radio must compete for a share of advertisers' total advertising budgets with other advertising media such as television, cable, print, outdoor advertising and the Internet.
- Acquisitions and strategic investments could adversely affect our business.
- Our Internet business may suffer if the market for Internet advertising fails to develop or continues to weaken.

New Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998 and was subsequently amended by SFAS No. 138 issued in June 2000. These statements require companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Depending on the use of a derivative and whether it has been designated and qualifies as a hedge, gains or losses resulting from changes in the value of the derivative would be recognized currently in earnings or reported as a component of other comprehensive income. These statements were effective for the Company beginning January 1, 2001. The Company does not use derivative instruments and therefore the adoption of these statements did not have any impact on its financial position or results of operations.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets". It addresses how intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this Statement, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Similarly, goodwill associated with equity method investments is no longer amortized. Equity method goodwill is not, however, subject to the new impairment rules. Effective January 1, 2002, the Company will cease amortization of its existing goodwill. The Company is in the process of assessing the impact of adopting the new impairment rules and may incur an impairment charge in accordance with the adoption of this Statement.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 requires that a single accounting model be applied to long-lived assets whether such assets are held and used, are to be disposed of other than by sale or disposed of by sale. The accounting model requires the long-lived asset to be recorded at the lower of its carrying amount or its fair value. The statement also broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted this statement on January 1, 2002. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates that may adversely affect our results of operations and financial condition. We seek to minimize the risks from these interest rate fluctuations through our regular operating and financing activities. Our policy is not to use financial instruments for trading or other speculative purposes. We are not currently a party to any financial instruments.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial information required by this item appears in the pages marked F-1 through [F-20] at the end of this Report and is incorporated herein by reference as if fully set forth herein.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Items 10 Through 13 Inclusive.

The information required by Item 10 (Directors and Executive Officers of the Registrant)(other than information as to executive officers of the Company, which is set forth in Part I under the caption "Executive Officers"), Item 11 (Executive Compensation), Item 12 (Security Ownership of Certain Beneficial Owners and Management) and Item 13 (Certain Relationships and Related Transactions) is incorporated by reference to the Company's definitive proxy statement for the 2002 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission on or about April 30, 2002.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(A) Documents Filed as Part of this Report

Financial Statements and Supplementary Data. The following Financial Statements of the Company are filed with this Form 10-K:

Financial Statement Schedules. The following financial statement schedule is filed as part of this Annual Report on Form 10-K:

Exhibits. The following Exhibits are filed as part of this Report:

Exhibit No.	Description
3.1(5)	Restated Certificate of Incorporation of Interep
3.2(5)	By-Laws of Interep
4.1(1)	A/B Exchange Registration Rights Agreement, dated July 2, 1998, among Interep, the Guarantors, BancBoston Securities Inc., Loenbaum & Company Incorporated and SPP Hambro & Co., LLC
4.2(1)	Indenture, dated July 2,1998, between Interep, the Guarantors and Summit Bank
4.3(1)	Form of 10% Senior Subordinated Note (Included in Exhibit 4.2)
4.4(3)	Supplemental Indenture, dated as of March 22, 1999, among American Radio Sales, Inc., Interep, the Guarantors and Summit Bank as Trustee
4.5(6)	Form of Registration Rights Agreement among the Interep Employee Stock Ownership Plan, the Interep Stock Growth Plan and Interep
10.1(1)	Agreement of Lease, dated December 31, 1992, between The Prudential Insurance Company of America and Interep
10.2(2)	Lease, dated January 1, 1990, between Ralph C. Guild, doing business as The Tuxedo Park Executive Conference Center and Interep, as amended by Amendment of Lease, dated December 3, 1998, between Ralph Guild 1990 Trust No. 1 (successor in interest to The Tuxedo Park Executive Conference Center) and Interep
10.3(1)*	Agreement, dated June 29, 1998, between Interep and Ralph C. Guild
10.4(7)*	Amended and Restated Services Agreement, dated as of January 2, 2001, between Interep and Media Financial Services, Inc.
10.5(3)*	Fifth Amended and Restated Employment Agreement, dated as of March 1, 1999, between Interep and Ralph C. Guild
10.6(7)*	Amended and Restated Employment Agreement, dated as of April 1, 2000, between Interep and Marc G. Guild
10.7(1)*	Non-Qualified Stock Option granted to Ralph C. Guild on December 31, 1988

Exhibit No.	Description
10.8(1)*	Amendment and Extension of Option, dated January 1, 1991, between Interep and Ralph C. Guild
10.9(1)*	Non-Qualified Stock Option granted to Ralph C. Guild on January 1, 1991
10.10(1)*	Non-Qualified Stock Option granted to Ralph C. Guild on December 31, 1995
10.11(1)*	Non-Qualified Stock Option granted to Marc G. Guild on January 1, 1991
10.12(1)*	Non-Qualified Stock Option granted to Ralph C. Guild on June 29, 1997
10.13(1)*	Non-Qualified Stock Option granted to Marc G. Guild on June 29, 1997
10.14(1)*	Non-Qualified Stock Option granted to William J. McEntee, Jr. on June 29, 1997
10.15(1)*	Supplemental Income Agreement, dated December 31, 1986, between Interep and Ralph C. Guild
10.16(1)*	Agreement, dated June 18, 1993, between Interep and Ralph C. Guild
10.17(2)*	Non-Qualified Stock Option Granted to Ralph C. Guild on July 10, 1998
10.18(2)*	Non-Qualified Stock Option Granted to Marc G. Guild July 10, 1998
10.19(2)*	Non-Qualified Stock Option Granted to William J. McEntee, Jr. July 10, 1998
10.20(3)*	Non-Qualified Stock Option Granted to Ralph C. Guild, December 16, 1998.
10.21(3)*	Non-Qualified Stock Option Granted to Leslie D. Goldberg, December 16, 1998
10.22(7)*	Non-Qualified Stock Option Granted to Ralph C. Guild on April 25, 2000
10.23(7)*	Non-Qualified Stock Option Granted to Marc G. Guild on April 25, 2000
10.24(7)*	Non-Qualified Stock Option Granted to William J. McEntee on April 25, 2000
10.25(4)*	Form of Indemnification Agreement for directors and officers
10.26(5)*	1999 Stock Incentive Plan
10.27(6)*	Form of Stock Option Agreement
10.28(5)	Lease Agreement, dated as of June 30, 1999 between Bronxville Family Partnership, L.P. and Interep
10.29(6)*	Agreement, dated as of November 30, 1999 between Interep and Ralph C. Guild
10.30(6)*	Agreement, dated as of November 30, 1999 between Interep and Ralph C. Guild
10.31(5)*	Agreement, dated as of November 30, 1999 between Interep and Marc G. Guild
21.1(7)	Subsidiaries of Interep
23.1	Consent of Arthur Anderesen LLP (filed herewith)
99.1	Letter, dated April 1, 2002, from Interep to the SEC regarding Arthur Andersen LLP (filed herewith)

* Management or compensatory contract required to be filed pursuant to Item 14(c) of the requirements for Form 10-K reports.

(1) Incorporated by reference to Interep's registration statement on Form S-4 (Registration No 333-60575), filed with the Commission on August 4, 1998.

(2) Incorporated by reference to Interep's registration statement on Form S-4/A-2 (Registration No. 333-60575), filed with the Commission on January 26, 1999.

(3) Incorporated by reference to Interep's Annual Report on Form 10-K for its fiscal year ended December 31, 1998, filed with the Commission on March 31, 1999.

(4) Incorporated by reference to Interep's registration statement on Form S-1 (Registration No. 333-88265), filed with the Commission on October 10, 1999.

(5) Incorporated by reference to Interep's registration statement on Form S-1/A-1 (Registration No. 333-88265), filed with the Commission on November 8, 1999.

(6) Incorporated by reference to Interep's registration statement on Form S-1/A-4 (Registration No. 333-88265), filed with the Commission on December 8, 1999.

(7) Incorporated by reference to Interep's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Commission on April 2, 2001.

(B) Reports on Form 8-K

None

(THIS PAGE INTENTIONALLY LEFT BLANK)

INTEREP NATIONAL RADIO SALES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Interep National Radio Sales, Inc.:

We have audited the accompanying consolidated balance sheets of Interep National Radio Sales, Inc. (a New York corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interep National Radio Sales, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

New York, New York
March 14, 2002

INTEREP NATIONAL RADIO SALES, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands except share information)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,502	$ 23,681
Marketable securities	—	9,965
Receivables, less allowance for doubtful accounts of $1,747 and $1,940 in 2001 and 2000, respectively	26,656	33,810
Representation contract buyouts receivable	12,504	5,266
Current portion of deferred representation contract costs	40,368	44,240
Prepaid expenses and other current assets	927	1,075
Total current assets	91,957	118,037
Fixed assets, net	3,909	5,046
Deferred representation contract costs	64,521	71,532
Representation contract buyouts receivable	—	6,718
Investments and other assets	19,342	20,211
Total assets	$179,729	$221,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 8,606	$ 16,121
Accrued interest	4,950	4,950
Representation contract buyouts payable	33,161	36,116
Accrued employee-related liabilities	3,741	6,216
Total current liabilities	50,458	63,403
Long-term debt	99,000	99,000
Representation contract buyouts payable	21,267	34,119
Other noncurrent liabilities	4,714	4,452
Commitments and Contingencies:		
Shareholders' equity:		
Class A common stock, $.01 par value—20,000,000 shares authorized, 4,907,996 and 4,614,143 shares issued and outstanding at December 31, 2001 and 2000, respectively	49	46
Class B common stock, $.01 par value—10,000,000 shares authorized, 4,314,463 and 3,901,486 shares issued and outstanding at December 31, 2001 and 2000, respectively	43	39
Additional paid-in-capital	39,456	35,888
Accumulated deficit	(35,258)	(15,403)
Total shareholders' equity	4,290	20,570
Total liabilities and shareholders' equity	$179,729	$221,544

The accompanying notes are an integral part of these consolidated balance sheets.

INTEREP NATIONAL RADIO SALES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	For the Year Ended December 31, 2001	2000	1999
Commission revenues	$ 81,128	$100,599	$ 96,540
Contract termination revenue	21,431	7,171	6,838
Total revenues	102,559	107,770	103,378
Operating expenses:			
Selling expenses	65,604	66,410	67,995
General and administrative expenses	12,103	11,321	10,779
Depreciation and amortization expense	36,673	26,448	32,717
Total operating expenses	114,380	104,179	111,491
Operating (loss) income	(11,821)	3,591	(8,113)
Interest expense, net	9,416	7,796	10,213
Loss on equity investment	3,340	378	—
Other income	(236)	—	—
Loss before benefit for income taxes	(24,341)	(4,583)	(18,326)
Benefit for income taxes	(4,486)	(1,678)	(6,148)
Net loss	$(19,855)	$ (2,905)	$(12,178)
Basic and diluted loss per share	$ (2.28)	$ (0.31)	$ (1.97)

The accompanying notes are an integral part of these consolidated statements.

INTEREP NATIONAL RADIO SALES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands except share information)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Receivable from ESOP	Treasury Stock	
	Shares	Amount	Shares	Amount				Shares	Amount
Balance, January 1, 1999	—	$—	6,991,350	$ 70	$ 1,107	$ (320)	$ (82)	(1,079,716)	$(1,997)
Net loss	—	—	—	—	—	(12,178)	—	—	—
Treasury stock purchases	—	—	—	—	—	—	—	(172)	(14)
Retirement of treasury stock	—	—	(1,079,888)	(11)	(2,000)	—	—	1,079,888	2,011
Reduction of receivable from ESOP	—	—	—	—	—	—	82	—	—
Conversion of common stock	987,500	10	(987,500)	(10)	—	—	—	—	—
Sale of common stock under public offering, net of expenses	4,429,167	44	—	—	46,774	—	—	—	—
Balance, December 31, 1999	5,416,667	54	4,923,962	49	45,881	(12,498)	—	—	—
Net loss	—	—	—	—	—	(2,905)	—	—	—
Conversion of common stock	1,022,476	10	(1,022,476)	(10)	—	—	—	—	—
Stock repurchases	(1,825,000)	(18)	—	—	(10,528)	—	—	—	—
Earned compensation, executive stock options	—	—	—	—	535	—	—	—	—
Balance, December 31, 2000	4,614,143	46	3,901,486	39	35,888	(15,403)	—	—	—
Net loss	—	—	—	—	—	(19,855)	—	—	—
Conversion of common stock	267,353	3	(267,353)	(3)					
Exercise of stock options	26,500				76	—	—	—	—
Issuance to Stock Growth Plan	—	—	680,330	7	2,777	—	—	—	—
Earned compensation, executive stock options	—	—	—	—	715	—	—	—	—
Balance, December 31, 2001	4,907,996	$ 49	4,314,463	$ 43	$ 39,456	$(35,258)	$—	—	$ —

The accompanying notes are an integral part of these consolidated statements.

INTEREP NATIONAL RADIO SALES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net loss	$(19,855)	$ (2,905)	$(12,178)
Adjustments to reconcile income to net cash provided by operating activities:			
Depreciation and amortization	36,673	26,448	32,717
Equity Loss on equity investment	3,340	378	—
Non-cash compensation expense	715	535	—
Changes in assets and liabilities—			
Receivables	7,154	(1,728)	3,022
Representation contract buyouts receivable	(520)	(886)	7,269
Prepaid expenses and other current assets	148	(47)	179
Other noncurrent assets	(6,772)	(545)	(1,480)
Accounts payable and accrued expenses	(7,515)	(2,413)	1,894
Accrued interest	—	(50)	28
Accrued employee-related liabilities	(2,475)	(1,407)	1,103
Other noncurrent liabilities	262	(1,048)	(5,173)
Net cash provided by operating activities	11,155	16,332	27,381
Cash flows from investing activities:			
Additions to fixed assets	(681)	(791)	(2,900)
Increase in other investments	—	(4,840)	(5,678)
Redemption of marketable securities	9,965	—	—
Purchase of marketable securities	—	(9,800)	—
Net cash provided by (used in) investing activities	9,284	(15,431)	(8,578)
Cash flows from financing activities:			
Station representation contracts payments	(35,478)	(32,235)	(31,926)
Debt repayments	—	(1,000)	—
Sales and issuances of stock, net of issuance costs	2,860	—	46,774
Stock repurchases	—	(10,546)	(14)
Other, net	—	(164)	126
Net cash (used in) provided by financing activities	(32,618)	(43,945)	14,960
Net (decrease) increase in cash and cash equivalents	(12,179)	(43,044)	33,763
Cash and cash equivalents, beginning of year	23,681	66,725	32,962
Cash and cash equivalents, end of year	$ 11,502	$ 23,681	$ 66,725
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest paid	$ 9,900	$ 10,000	$ 9,972
Income taxes paid, net	452	354	906
Non-cash investing and financing activities:			
Station representation contracts acquired	$ 19,648	$ 47,984	$ 41,266

The accompanying notes are an integral part of these consolidated statements.

(in thousands except share information)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Interep National Radio Sales, Inc. ("Interep"), together with its subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated.

Revenue Recognition

The Company is a national representation ("rep") firm serving radio broadcast clients throughout the United States. Commission revenues are derived from sales of advertising time for radio stations under representation contracts. Commissions and fees are recognized in the month the advertisement is broadcast. In connection with its unwired network business, the Company collects fees for unwired network radio advertising and, after deducting its commissions, remits the fees to the respective radio stations. Fees payable to stations have been offset against the related receivable from advertising agencies in the accompanying consolidated balance sheets. For the years ended December 31, 2001, 2000 and 1999, commission revenues include revenue derived from sales of advertising on the internet of $761, $787 and $210, respectively. The Company records all commission revenues on a net basis. Commissions are recognized based on the standard broadcast calendar that ends on the last Sunday in each reporting period. The broadcast calendar for the calendar years ended December 31, 2001, 2000, and 1999 had 52, 53, and 52 weeks, respectively.

Representation Contract Termination Revenue and Contract Acquisition Costs

The Company's station representation contracts usually renew automatically from year to year unless either party provides written notice of termination at least twelve months prior to the next automatic renewal date. In accordance with industry practice, in lieu of termination, an arrangement is normally made for the purchase of such contracts by a successor representative firm. The purchase price paid by the successor representation firm is generally based upon the historic commission income projected over the remaining contract period plus two months.

Costs of obtaining station representation contracts are deferred and amortized over the life of the new contract. Such amortization is included in the accompanying consolidated statements of operations as a component of depreciation and amortization expense. Amounts which are to be amortized during the next year are included as current assets in the accompanying consolidated balance sheets. Income earned from the sale of station representation contracts (contract termination revenue) is recognized on the effective date of the buyout agreement. In 2000 and 1999, contract termination revenue was offset by $1,691 and $290, respectively, representing the write-off of unamortized contract acquisition cost remaining which relates to the respective contracts sold. No such offset existed in 2001.

Cash and Cash Equivalents and Marketable Securities

The Company considers cash in banks and investments with an original maturity of three months or less to be cash equivalents. Marketable securities consist of investments in debt securities with original maturities of less than twelve months. During 2001, the Company liquidated its marketable equity securities for book value.

(in thousands except share information)

Fixed Assets, net

Furniture, fixtures and equipment are recorded at cost and are depreciated over three to ten-year lives, and leasehold improvements are amortized over the shorter of the lives of the leases or assets, all on a straight-line basis.

Depreciation and Amortization Expense

A summary of depreciation and amortization expense for the years ended December 31, 2001, 2000, and 1999 is as follows:

	2001	2000	1999
Depreciation of fixed assets	$ 1,818	$ 1,473	$ 1,484
Amortization of contract acquisition costs	30,553	22,852	28,291
Amortization of intangible assets	4,302	2,123	2,942
	$36,673	$26,448	$32,717

In 2001, amortization of contract acquisition costs includes the writeoff of approximately $6 million of deferred contract acquisition costs related to the Clear Channel settlement (see Note 11). Additionally, in 2001, amortization of intangible assets includes a $2.4 million charge for goodwill impairment (see below).

Long-Lived Assets

The excess of costs of purchased businesses over the fair value of assets acquired is included in Other Assets on the accompanying consolidated balance sheets. These costs are being amortized using the straight-line method over 5 years.

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", recoverability of intangible assets is assessed periodically and impairments, if any, are recognized in operating results if a permanent diminution in value were to occur based upon an undiscounted cash flow analysis. In 2001, the Company has recorded impairment of goodwill on one of its investments of approximately $2.4 million.

Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan ("ESOP") for eligible employees. Cash contributions made by the Company to the ESOP are recorded as compensation expense and stock repurchases made by the Company from the ESOP are recorded in treasury stock. Any outstanding receivable to the Company from the ESOP is recorded as a reduction to shareholders' equity and shares of the Company's stock owned by the ESOP are treated as outstanding common stock.

Restructuring Charges

A strategic restructuring program was undertaken in 2001 in response to difficult economic conditions and to further ensure the Company's competitive position. In 2001, the accompanying

(in thousands except share information)

statement of operations includes restructuring charges of $3,471 which is included in selling expenses. The restructuring charges are primarily comprised of employee termination benefits. The restructuring program has resulted in the termination of approximately 53 employees. The effect of the restructuring charges is to increase basic loss per share by $0.40. At December 31, 2001, the accompanying consolidated balance sheet includes accruals relating to the restructuring program of $2,917, of which $2,175 is included in accrued employee related liabilities and $742 is included in other noncurrent liabilities.

Loss per Share

Basic loss per share for each of the respective years has been computed by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding during the year which was 8,715,129, 9,306,826, and 6,182,191 for the years ended December 31, 2001, 2000, and 1999, respectively. Diluted loss per share would reflect the potential dilution that could occur if the outstanding options to purchase common stock were exercised. For the years ended December 31, 2001, 2000, and 1999, the exercise of outstanding options would have an antidilutive effect and therefore have been excluded from the calculation.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities recorded for tax and financial reporting purposes.

Segment Reporting

Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" requires the Company to report segment financial information consistent with the presentation made to the Company's management for decision making purposes. The Company is managed as one segment and all revenues are derived solely from representation operations and related activities. The Company's management decisions are based on operating cash flow (defined as operating income before depreciation, amortization, and management fees), general and administrative expenses of $12,103, $11,321, and $10,779 in 2001, 2000, and 1999, respectively, and adjusted EBITDA (operating income excluding contract termination revenue and depreciation and amortization expense) of $3,421, $22,868, and $17,766, in 2001, 2000, and 1999, respectively.

New Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998 and was subsequently amended by SFAS No. 138 issued in June 2000. These statements require companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Depending on the use of a derivative and whether it has been designated and qualifies as a hedge, gains or losses resulting from changes in the value of the derivative would be recognized currently in earnings or reported as a component of other comprehensive income. These statements were effective for the Company beginning January 1, 2001.

(in thousands except share information)

The Company does not use derivative instruments and therefore the adoption of these statements did not have any impact on its financial position or results of operations.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets". It addresses how intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this Statement, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Similarly, goodwill associated with equity method investments is no longer amortized. Equity method goodwill is not, however, subject to the new impairment rules. Effective January 1, 2002, the Company will cease amortization of its existing goodwill. The Company is in the process of assessing the impact of adopting the new impairment rules and may incur an impairment charge in accordance with the adoption of this Statement.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 requires that a single accounting model be applied to long-lived assets whether such assets are held and used, are to be disposed of other than by sale or disposed of by sale. The accounting model requires the long-lived asset to be recorded at the lower of its carrying amount or its fair value. The statement also broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted this statement on January 1, 2002. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Acquisitions and Investments

In December 2000, the Company invested $3 million in Cybereps, Inc. increasing its ownership percentage from 16% to 51%. The Company retroactively accounted for the investment using the equity method of accounting and for the years ended December 31, 2001 and 2000, has recorded an equity loss on the investment of $1,561 and $378, respectively. In October 2001, the Company assumed effective control of Cybereps' operations and has consolidated its operations from that date. The operating loss included in the accompanying statement of operations from the date of

(in thousands except share information)

consolidation through December 31, 2001 is approximately $325. In addition, the Company has written off approximately $2.4 million of goodwill derived from its initial investments in Cybereps.

In September 1999, the Company acquired substantially all of the assets of Morrison and Abraham, Inc., a promotion and marketing consulting service to the radio broadcasting industry, for approximately $1 million paid upon closing and a maximum of $3 million to be paid contingent upon certain future performance measures over the next five years. The performance measures were met for the years ended December 31, 2000 and 1999 and therefore, the Company has paid an additional $1.5 million to date. The performance measures were not met for the year ended December 31, 2001. The acquisition has been accounted for by the purchase method; accordingly, operating results are included in the accompanying statements of operations from the date of purchase. The acquired assets include fixed assets, current assets and rights to certain service agreements. The excess of cost over the fair market value of the assets acquired is being amortized over a five year period.

The Company has investments in affiliates, which are accounted for using the cost method of accounting as the Company does not have the ability to exercise significant influence over operating and financial policies of these affiliates. During 2001, the Company recorded a write down of $1.9 million to reflect these investments at their net realizable value. This charge is included in loss on investments in the accompanying statement of operations. The total carrying value of these investments was $2.6 million and $4.1 million as of December 31, 2001 and 2000, respectively, representing a range of ownership from 8% to 16% of the affiliated companies.

3. Fixed Assets

Fixed assets are comprised of the following:

	December 31,	
	2001	2000
Furniture and equipment	$ 15,448	$ 14,767
Leasehold improvements	6,133	6,133
Equipment held under lease	3,461	3,461
	25,042	24,361
Less—Accumulated depreciation and amortization	(21,133)	(19,315)
Fixed assets, net	$ 3,909	$ 5,046

4. Accounts Payable

The Company utilizes a cash management system whereby overnight investments are determined daily. Included in accounts payable are $7,941 and $9,800 of book overdrafts as of December 31, 2001 and 2000, respectively, which result from this cash management program.

(in thousands except share information)

5. Employee Stock Plans

Employee Stock Ownership Plan

Under the terms of the Company's nonleveraged Employee Stock Ownership Plan ("ESOP") and Trust ("ESOT"), the Company may make annual contributions to the ESOT in the form of either cash or Class B common stock of the Company for the benefit of eligible employees. In lieu of contributions, the Company may repurchase shares of Class B common stock from the ESOP or advance money to the plan from time to time. The amount of annual funding is at the discretion of the Board of Directors of the Company except that the minimum amount must be sufficient to enable the ESOT to meet its current obligations. No cash contributions were made by the Company in 2001, 2000, and 1999 and consequently no compensation cost was incurred during 2001, 2000, or 1999.

Pursuant to the ESOP, as amended, employees of the Company and each of its subsidiaries are eligible to participate, subject to certain uniform requirements. Upon leaving the Company, employees may sell the shares back to the ESOT at the then fair market value of the Company's Class B common stock. Prior to the initial public offering (see Note 9), distributions were made in quarterly installments over a period not to exceed five years, depending upon the former employee's total account balance. Effective with the initial public offering, the distribution rule was amended to lump sum distribution.

As of December 31, 2001 and 2000, the Company's ESOP owned 1,403,869 and 1,561,454 Class B common shares, respectively, representing approximately 15.2% and 18.3%, respectively, of the Company's total shares outstanding, before consideration of common stock equivalents. During 2001, the ESOP transferred 119,576 shares to the Company's 401(k) Plan (see Note 6). All shares owned by the ESOP as of December 31, 2001 and 2000 were allocated and earned.

Stock Growth Plan

On January 1, 1995, the Company established the Stock Growth Plan, a qualified stock bonus plan through which a portion of qualified employee compensation is allocated to the plan. Participation in the Stock Growth Plan is mandatory and non-contributory for all eligible employees. Stock Growth Plan participants are at all times fully vested in their accounts without regard to age or years of service. The Company, through employee withholdings, makes regular monthly cash contributions to the Stock Growth Plan. For the years ended December 31, 2001, 2000, and 1999, the Company recorded compensation expense of $2,708, $2,949, and $2,672, respectively in relation to these contributions. Contributions to the Stock Growth Plan are used to repurchase shares of Interep Class B common stock from the ESOP and shares held by terminated employees. As of December 31, 2000, the Company had a contribution accrual of $695 due to the Stock Growth Plan. No accrual was required as of December 31, 2001.

During 2001, the Company issued 680,330 shares of Class B common stock to the Interep Stock Growth Plan for net cash proceeds of $2.8 million. The shares were issued at the current fair market value on the date of issuance. During 2001 and 2000, the Stock Growth Plan purchased 13,000 and 103,000 shares, respectively, on the open market at a weighted average fair value of $3.63 and $5.76,

(in thousands except share information)

respectively. As of December 31, 2001 and 2000, the Stock Growth Plan owned 2,269,103 and 1,775,951 Class B common shares, respectively, and 104,112 and 100,592 of Class A common shares, respectively, representing approximately 25.7% and 21.9%, respectively, of the Company's total shares outstanding, before consideration of common stock equivalents. Shares owned by the Stock Growth Plan are recorded as outstanding stock of the Company. Distributions to participants are made in cash upon termination of employment over a period not to exceed three years.

Stock Options

In 1999, the Company adopted the 1999 Stock Incentive Plan. The plan provides for the granting of options and appreciation rights of the Company's Class A and Class B common stock. The option price per share may not be less than the fair market value of the Class A and Class B common stock on the date the option is granted. The aggregate number of shares may not exceed 666,667 for any participant during any three consecutive 12 month periods, and the maximum term of an option may not exceed ten years. Options primarily vest in three equal annual installments. Under the terms of the plan, the Company is authorized to grant options to purchase up to a total of 2,000,000 shares of Class A and Class B common stock.

A summary of the stock options outstanding during the years ended December 31, 2001, 2000, and 1999 is set forth below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999 and 1998	4,231,439	$3.77
Granted during 2000, repriced in 2000	775,300	2.81
Outstanding at December 31, 2000	5,006,739	3.62
Exercised during 2001	(26,500)	2.81
Forfeited during 2001	(87,150)	2.81
Outstanding at December 31, 2001	4,893,089	$3.64
Options exercisable at December 31, 2000	4,485,000	3.72
Options exercisable at December 31, 2001	4,649,326	3.69

(in thousands except share information)

The following table summarizes information regarding the stock options outstanding at December 31, 2001, pursuant to the terms of the Plan:

At December 31, 2001	Exercise Price	Remaining Contractual Life
208,960	$1.56	4 Years
313,440	2.77	4 Years
417,920	3.91	4 Years
835,839	3.80	6.5 Years
1,985,119	4.02	6.5 Years
470,161	4.20	7 Years
661,650	2.81	8.5 Years
4,893,089		

In April 2000, the Company granted options to purchase 775,300 shares of Class A common stock at an exercise price of $8.77. In December 2000, the Company repriced these options to an exercise price of $2.81 which represented the fair market value on the date of the repricing. In accordance with generally accepted accounting principles, the Company has adopted variable plan accounting for these options from the date of the repricing and has recorded compensation expense of $715 and $535 for the years ended December 31, 2001 and 2000, respectively.

The Company has adopted the disclosure provisions of FASB Statement No. 123, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No. 25, in accounting for stock option plans. Had compensation expense for stock options granted under the Plan been determined based on fair value at the grant dates consistent with the disclosure method required in accordance with FASB Statement No. 123, the Company's net loss and loss per share would have been affected as shown in the following pro forma presentation:

	Year ended December 31,		
	2001	2000	1999
Net loss			
As reported	$(19,855)	$(2,905)	$(12,178)
Pro forma	(20,792)	(3,877)	(16,756)
Basic and diluted loss per share			
As reported	$ (2.28)	$ (0.31)	$ (1.97)
Pro forma	$ (2.38)	(0.42)	(2.71)

The weighted average fair value of options granted in 2000 of $5.94 was estimated as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: weighted average risk free interest rate of 6.41%, dividend yield of 0%, volatility of 81.6%, and expected term of 10 years.

(in thousands except share information)

6. Employee Benefit Plans

Managers' Incentive Compensation Plans

The Company maintains various managers' incentive compensation plans for substantially all managerial employees. The plans provide for incentives to be earned based on attainment of threshold operating profit and market share goals established each year, as defined. The Company provided approximately $562, $4,289, and $5,029 for such compensation during 2001, 2000, and 1999, respectively.

401(k) Plan

The Company has a defined contribution plan, the 401(k) Plan, which covers substantially all employees who have completed ninety days of service with the Company. Under the terms of the 401(k) Plan, the Company may contribute a matching contribution percentage determined by, and at the discretion of, the Board of Directors but not in excess of the maximum amount deductible for federal income tax purposes. Company contributions vest to the employees at 20% per year over a five-year period. The Company provided $761, $837, and $615 in the form of cash in 2001, 2000, and 1999, respectively.

Deferred Compensation Plans

Certain of Interep's subsidiaries maintain deferred compensation plans which cover employees selected at the discretion of management. Participants are entitled to deferred compensation and other benefits under these plans. In 2001, 2000, and 1999, the Company provided compensation expense of $96, $109, and $101, respectively related to these plans. Amounts due under these plans of $3.1 million were fully vested as of December 31, 2001 and are recorded as accrued expenses ($0.6 million) and other noncurrent liabilities ($2.5 million) on the Company's consolidated balance sheets; however, they remain subject to further appreciation/ depreciation upon changes in value (as defined).

The Company has agreements with several of its employees to provide supplemental income benefits. The benefits under these plans were fully vested as of December 31, 2001. The Company provided $184, $164, and $189 in 2001, 2000, and 1999, respectively, for these plans which principally represented interest on the vested benefits.

Other

The Company has life insurance policies on certain of its executives for which Interep is the beneficiary. Proceeds from these policies will be used to partially fund certain of the retirement benefits under these supplemental agreements. Such policies had cash surrender values of $1,609 and $1,473 as of December 31, 2001 and 2000, respectively, and offsetting loans of $1,105 and $958, respectively, which is included in Investments and Other Assets on the accompanying consolidated balance sheets.

(in thousands except share information)

7. Income Taxes

Interep and its subsidiaries file a consolidated federal tax return. However, for state tax purposes, separate tax returns are filed in various jurisdictions where losses on certain subsidiaries are not available to offset income on other subsidiaries, and tax benefits on such losses may not be realized. As a result, the consolidated tax provisions are determined considering this tax reporting structure and may not fluctuate directly with consolidated pretax income.

Components of the provisions for income taxes are as follows:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$ —	$ —	$ —
State	535	197	—
Deferred	(5,021)	(1,875)	(6,148)
Total benefit	$(4,486)	$(1,678)	$(6,148)

A reconciliation of the U.S. federal statutory tax rate to the effective tax rate on the loss before income taxes for the periods ended December 31, 2001, 2000, and 1999, is as follows:

	2001	2000	1999
Benefit computed at the federal statutory rate of 34%	$(8,276)	$(1,558)	$(6,231)
State and local taxes, net of federal income tax benefit	(1,044)	(197)	(946)
Change in valuation allowance and other adjustments	4,395	(436)	772
Nondeductible travel and entertainment expense	167	256	204
Nondeductible insurance premiums	119	257	53
Nondeductible investment loss	153	—	—
Total	$(4,486)	$(1,678)	$(6,148)

(in thousands except share information)

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 2001 and 2000, are as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Depreciation and amortization	$ 4,582	$ 2,439
Accruals not currently deductible for tax purposes	2,721	2,376
Consolidated net operating loss carryforward	16,157	8,314
Other	2,277	1,086
	25,737	14,215
Deferred tax liabilities:		
Buyout receivable	4,898	4,786
Unamortized representation contracts	9,159	7,254
Other	755	300
Net deferred tax asset	10,925	1,875
Valuation allowance	(4,029)	—
Net deferred tax asset	$ 6,896	$ 1,875

The net deferred tax asset as of December 31, 2001 and 2000 is included in Investments and Other Assets on the accompanying consolidated balance sheets. As of December 31, 2001 and 2000, the Company had an accrued tax liability of $172 and $143, respectively, on its books. The Company has a tax net operating loss of $40,393 as of December 31, 2001 that expires in 2018 through 2021.

8. Long-Term Debt

Long-term debt at December 31, 2001 and 2000 was comprised of $99,000 in 10.0% Senior Subordinated notes due July 1, 2008 (the "Notes").

The Notes are general unsecured obligations of the Company, and the indenture agreement for the Notes stipulates, among other things, restrictions on incurrence of additional indebtedness, payment of dividends, repurchase of equity interests (as defined), creation of liens (as defined), transactions with affiliates (as defined), sale of assets or certain mergers and consolidations. The Notes bear interest at the rate of 10.0% per annum, payable semiannually on January 1 and July 1. The Notes are subject to redemption at the option of the Company, in whole or in part, at any time after July 1, 2003. All of the Company's subsidiaries are guarantors of these Notes and all guarantor subsidiaries are wholly owned by the Company. The guarantee is full, unconditional, joint and several with other guarantor subsidiaries. The Company has no other assets or operations separate from its investment in the

(in thousands except share information)

subsidiaries. In July 2000, the Company repurchased $1 million in principal of the Notes in an open market transaction.

The Company capitalized $4,689 of costs incurred in the offering of the Notes which is being amortized over the ten year life of the Notes.

9. Shareholders' Equity

In December 1999, the Company completed an initial public offering of 5,416,667 shares of Class A common stock at an initial offering price of $12.00 per share. Of the 5,416,667 shares of Class A common stock offered, 4,429,167 shares were issued and sold by the Company and 987,500 were sold by the Company's ESOP. The net proceeds to the Company from the initial public offering, after deducting applicable underwriter discounts and offering expenses, was $46.8 million. In January 2000, an additional 812,500 shares of common stock were sold by the Company's ESOP pursuant to an underwriters' over-allotment provision.

On November 5, 1999, the board of directors approved a stock split of 20.8959855 for every one share outstanding to the stockholders of record as of December 8, 1999. The stock split was effected prior to the initial public offering. The stockholders also approved an increase in the authorized Class B common stock to 10,000,000 shares and a decrease in its par value to $0.01 as well as the authorization of 20,000,000 shares of Class A common stock. All share and per share data have been retroactively restated to reflect these changes.

During 2000, the Board of Directors of the Company authorized a program to repurchase up to 2,000,000 shares of its Class A common stock in open market transactions. As of December 31, 2000, 1,825,000 shares had been repurchased and retired under this program for an aggregate cost of $10,546.

During 2001 and 2000, primarily in connection with employee terminations, 267,353 and 209,976 shares of Class B common stock were converted into Class A common stock.

10. Related Party Transactions

Since December 1979, the Company has leased from a trust, of which one of its executives is an income beneficiary and one of its executives is the trustee, a building which is used by the Company for training sessions and management meetings. The current lease expires on December 31, 2009 and provides for a base annual rental which is adjusted each year to reflect inflation and actual usage. Total lease expense was $78, $78, and $74 in 2001, 2000, and 1999, respectively.

In 1999, the Company acquired Interep Interactive, an internet representation firm, from one of its executives for $50 and a warrant to acquire 20% of this subsidiary for $30 expiring in 2025.

As of December 31, 2000, an executive was indebted to the Company in the total amount of $150 by execution of a promissory note payable to the Company bearing interest at a fluctuating rate equal to the prime commercial lending rate plus 1%. No amount was outstanding as of December 31, 2001.

(in thousands except share information)

Since 1997, the Company has had an agreement with Media Financial Services, Inc., an affiliate of one of the Company's executives, whereby Media Financial Services provides financial and accounting services to the Company. The fee for these services amounted to approximately $3,200, $3,000, and $2,800 in 2001, 2000, and 1999, respectively.

The Company believes the terms of the arrangements relating to the building rental, indebtedness and accounting services are at least comparable to, if not more favorable for the Company, than the terms which would have been obtained in transactions with unrelated parties.

11. Commitments and Contingencies

At December 31, 2001, the Company was committed under operating leases, principally for office space, which expire at various dates through 2009. Certain leases are subject to rent reviews and require payment of expenses under escalation clauses. Rent expense was $5,100, $4,937, and $4,613 in 2001, 2000, and 1999, respectively. The noncash portion of rent expense was $271, $254, and $222 for 2001, 2000, and 1999, respectively. Future minimum rental commitments under noncancellable leases are as follows:

2002	$4,377
2003	4,131
2004	4,081
2005	2,260
2006	1,394
Thereafter	2,419

The Company has representation contract buyouts payable due over the next five years, as follows:

2002	$33,161
2003	8,773
2004	5,856
2005	3,916
2006	1,266
Thereafter	1,456

The Company has employment agreements with certain of its officers and employees for terms ranging from three to six years with annual compensation aggregating approximately $1,600. These agreements include escalation clauses (as defined) and provide for certain additional bonus and incentive compensation.

The Company may be involved in various legal actions from time to time arising in the normal course of business. In the opinion of management, there are no matters outstanding that would have a material adverse effect on the consolidated financial position or results of operations of the Company.

(in thousands except share information)

In 2000, certain clients of the Company were served summons and complaints (on separate matters) for alleged breaches of various national sales representation agreements. The Company has agreed to indemnify its clients from and against any loss, liability, cost or expense incurred in the actions. In 2002, the Company entered into an agreement in principle regarding these contract acquisition claims. The settlement will result in the offset of approximately $12 million in representation contract buyouts receivable and payable as well as additional contract termination revenue of $2.4 million. In addition, the settlement includes payment schedules for approximately $10 million in contract representation accounts payable that have been previously recorded, and which are reflected in the table above.

In December 1999, the Company's representation agreement with Clear Channel was terminated. In April 2000, the Company filed an action in the Supreme Court of the State of New York seeking damages arising out of Clear Channel's alleged breach of contract of its national sales representation agreement with the Company. As of December 31, 2000, the Company had $6.6 million of current deferred costs on representation contract purchases and $9.4 million of current representation contract buyouts payable resulting from the purchase of the Clear Channel representation agreement in 1996. In May 2001, the Company entered into a settlement agreement with Clear Channel. The settlement agreement resulted in a cash payment to the Company as well as the forgiveness of the remaining payables which combined resulted in approximately $18.1 of contract termination revenue in the accompanying statement of operations. In addition, the Company wrote off the remaining current deferred representation contract costs through amortization expense (see Note 1).

12. Supplemental Information

Interest expense is shown net of interest income of $763, $2,671, and $693 in 2001, 2000, and 1999, respectively.

One broadcast group contributed approximately 28%, 29% and 29% of the Company's total revenues in 2001, 2000 and 1999, respectively. No other client group contributed revenues in excess of 10% in 2001, 2000, and 1999.

In 2001 and 2000, contract buyout receivables from one group of radio rep firms represented $12,244 and $11,980, respectively, of the Company's total contract buyout receivables.

(in thousands except share information)

13. The Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31			
	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term debt	$99,000	$64,350	$99,000	$74,250

The fair value of cash and cash equivalents, accounts receivables and accounts payables approximate the carrying amount due to the short maturity of those instruments.

14. Quarterly Financial Information (Unaudited)

2001 Quarter Ended	March 31	June 30	September 30	December 31	2001 Year
Commission revenues	$16,608	$22,650	$21,641	$ 20,229	$ 81,128
Contract termination revenue (1)	69	20,240	661	461	21,431
Total Revenues	16,677	42,890	22,302	20,690	102,559
Operating expenses	24,651	34,178	22,867	32,684	114,380
Operating income (loss)	(7,974)	8,712	(565)	(11,994)	(11,821)
Net income (loss)	(6,305)	1,236	(5,490)	(9,296)	(19,855)
Basic earnings (loss) per share	$ (0.74)	$ 0.15	$ (0.62)	$ (1.03)	$ (2.28)
Diluted earnings (loss) per share	$ (0.74)	$ 0.12	$ (0.62)	$ (1.03)	$ (2.28)

(1) Settlement of Clear Channel litigation occurred in second quarter 2001 resulting in contract termination revenue of $18 million.

2000 Quarter Ended	March 31	June 30	September 30	December 31	Year
Commission revenues	$20,106	$26,888	$27,186	$26,419	$100,599
Contract termination revenue	810	7	1,529	4,825	7,171
Total Revenues	20,916	26,895	28,715	31,244	107,770
Operating expenses	24,063	26,980	27,509	25,627	104,179
Operating (loss) income	(3,147)	(85)	1,206	5,617	3,591
Net (loss) income	(2,936)	(1,338)	(694)	2,063	(2,905)
Basic earnings (loss) per share	$ (0.28)	$ (0.14)	$ (0.08)	$ 0.24	$ (0.31)
Diluted earnings (loss) per share	$ (0.28)	$ (0.14)	$ (0.08)	$ 0.23	$ (0.31)

INTEREP NATIONAL RADIO SALES, INC.

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at beginning of year	Additions charged to costs and expenses	Deductions	Balance at end of year
December 31, 1999				
Allowance for Doubtful Accounts	$1,626	1,534	(1,002)	$2,158
Valuation Allowance on Deferred Tax Assets	$ —	1,052	—	$1,052
December 31, 2000				
Allowance for Doubtful Accounts	$2,158	325	(543)	$1,940
Valuation Allowance on Deferred Tax Assets	$1,052	—	(1,052)	$ —
December 31, 2001				
Allowance for Doubtful Accounts	$1,940	404	(597)	$1,747
Valuation Allowance on Deferred Tax Assets	$ —	4,029	—	$4,029

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York.

April 1, 2002

INTEREP NATIONAL RADIO SALES, INC.

By: /s/ RALPH C. GUILD

Ralph C. Guild
President and Chief Executive Officer and Chairman of the Board (principal executive officer)

Each person whose signature appears below hereby appoints Ralph C. Guild and William J. McEntee, Jr., and both of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ RALPH C. GUILD Ralph C. Guild	President, Chief Executive Officer, Chairman of the Board and Director	April 1, 2002
/s/ MARC G. GUILD Marc G. Guild	President, Marketing Division; Director	April 1, 2002
/s/ WILLIAM J. MCENTEE, JR. William J. McEntee, Jr.	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 1, 2002
/s/ LESLIE D. GOLDBERG Leslie D. Goldberg	Director	April 1, 2002
/s/ HOWARD M. BRENNER Howard M. Brenner	Director	April 1, 2002
/s/ JOHN PALMER John Palmer	Director	April 1, 2002
/s/ ARNIE SEMSKY Arnie Semsky	Director	April 1, 2002

CORPORATE Information

BOARD OF DIRECTORS

Ralph C. Guild
Howard Brenner
Leslie D. Goldberg
Marc G. Guild
John E. Palmer
Arnie Semsky

EXECUTIVE MANAGEMENT

Ralph C. Guild
Chairman of the Board and Chief Executive Officer

Marc G. Guild
President/Marketing Division

William J. McEntee, Jr.
Vice President and Chief Financial Officer

CORPORATE HEADQUARTERS

100 Park Avenue
5th Floor
New York, NY 10017
USA
Phone: 212-916-0700
Fax: 212-916-0790

CORPORATE WEBSITE

For additional information, please visit us at www.interep.com

LEGAL COUNSEL

Salans Herzfeld Heilbronn Christy & Veiner
620 Fifth Avenue
New York, NY 10020

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
5 Times Square
New York, NY 10036

TRANSFER AGENT

American Stock Transfer

STOCK INFORMATION

Interep's stock is traded on Nasdaq National Market under the symbol IREP.



17 OFFICES
in Major Advertising Cities



Atlanta
Boston
Chicago
Cincinnati
Connecticut
Dallas
Detroit
Kansas City
Los Angeles
Miami
Minneapolis
New York
Philadelphia
San Francisco
Seattle
St. Louis
Washington, D.C.

100 Park Avenue
New York, NY 10017
212-916-0700
www.interep.com